Filed pursuant to Rule 433

Registration Statement No. 333-180300-03

June 14, 2013

CS July Webinar Landing Page

Title: Commodity Indexes: Moving Forward Through Backwardation

Title: The Commodity Evolution: The Changing Face of Commodity Investing

The commodity markets are dynamic and ever-changing, with prices being affected by more than just the supply and demand chain. The days of using broad-based static indexes are over; today’s investors need to be nimble, paying close attention to things like roll period, global production and market liquidity. As commodity investors evolve and become more sophisticated, so too must commodity indexes.

Join IndexUniverse and Credit Suisse as we explore the changing landscape of commodity indexing. This 60-minute webinar will focus on the factors that drive commodity returns and the importance of integrating these factors into the next generation of commodity indexes. Additional topics to be covered include:

•	The role of multi-period commodity exposure
•	The rebalancing methodology of Credit Suisse’s proprietary commodity indexes
•	The goals of an extended roll period

Credit Suisse AG (“Credit Suisse”) has filed a registration statement (including prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of securities. Before you invest, you should read the applicable pricing supplement, the Prospectus Supplement dated March 23, 2012, and Prospectus dated March 23, 2012, to understand fully the terms of the ETNs and other considerations that are important in making a decision about investing in the ETNs. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse, any agent or dealer participating in an offering will arrange to send you the pricing supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.